FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Financial and Business Systems
Administration Group

Date: March 29, 2011

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	Changes in Directors and Executive Officers

March 29, 2011

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Tetsuo Kuba, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki Director, Managing Executive Officer and General Manager of Corporate Financial and Business Systems Administration Group (Tel: +81-75-604-3500)

Changes in Directors and Executive Officers

This is to advise you that Kyocera Corporation (President: Tetsuo Kuba) resolved at a meeting of its Board of Directors held on March 28, 2011 changes in directors and executive officers, as follows:

1. Changes in Titles and Assignments of Executive Officers (as from April 1, 2011)

Name	New Title [New Assignment]	Present Title [Present Assignment]

Nobuo Kitamura	Senior Executive Officer [Deputy General Manager of Corporate Solar Energy Group]	Executive Officer [Deputy General Manager of Corporate Solar Energy Group]

Ken Ishii	Senior Executive Officer [General Manager of Corporate Cutting Tool Group]	Executive Officer [General Manager of Corporate Cutting Tool Group]

Junichi Jinno	Executive Officer [General Manger of Corporate Legal and Intellectual Property Group]	Executive Officer [General Manager of Marketing Division, Corporate New Business Division]

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2. New Candidate for Executive Officer (as from April 1, 2011)

Name	New Title [New Assignment]	Present Title [Present Assignment]

Hiroshi Fure	Executive Officer [General Manager of Corporate Automotive Components Group]	[General Manager of Corporate Automotive Components Group]

3. Resignation of Executive Officers (as from March 31, 2011)

Name	Present Title [Present Assignment]

Akiyoshi Okamoto	Managing Executive Officer [President of Shanghai KYOCERA Electronics Co., Ltd.] (China) * To become Advisor of Kyocera Corporation Corporate Development Group as of April 1, 2011

Eiichi Toriyama	Managing Executive Officer [President of KYOCERA Communications, Inc.] (North America) * To become Chairman of KYOCERA Communications, Inc. as of April 1, 2011

Osamu Nomoto

Senior Executive Officer

[General Manger of Corporate Legal and Intellectual Property Group]

* To become President and Representative Director of Japan Medical Materials Corporation as of April 1, 2011

Takenori Ugari	Senior Executive Officer [Deputy General Manger of Corporate Communication Equipment Group] * To become Advisor of Kyocera Corporation Corporate Purchasing Group as of April 1, 2011

Mitsuru Imanaka	Executive Officer [President of KYOCERA Fineceramics GmbH] (Germany) * To become Chairman of KYOCERA Fineceramics GmbH as of April 1, 2011

Takeshi Oda	Executive Officer [General Manager of Corporate Communication Equipment R&D Division, Corporate R&D Group] * No change to present assignment

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4. Resignation of Director and Executive Officer (as from late-June 2011)

Name	New Title	Present Title [Present Assignment]

Yoshihiro Kano	Full-time Corporate Auditor * Scheduled to be elected at the General Meeting of Shareholders to be held in late-June 2011	Director Managing Executive Officer [Deputy General Manager of Corporate Development Group]

5. Resignation of Corporate Auditor (as from late-June 2011)

Name	Present Title

Kokichi Ishibitsu	Full-time Corporate Auditor * To resign at the General Meeting of Shareholders to be held in late-June 2011

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